Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-273508

BLACKROCK PRIVATE INVESTMENTS FUND

Supplement dated May 11, 2026

to the Prospectus and Statement of Additional Information

of BlackRock Private Investments Fund,

dated July 29, 2025, as supplemented to date

This supplement amends certain information in the Prospectus and Statement of Additional Information (“SAI”) of BlackRock Private Investments Fund (the “Fund”), each dated July 29, 2025, as supplemented to date. Unless otherwise indicated, all other information included in the Prospectus and SAI that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus or SAI, as applicable.

On May 7, 2026, the Board of Trustees of the Fund (the “Board” and each member thereof, a “Trustee”), including a majority of the Trustees who are not “interested persons” of the Fund within the meaning of the Investment Company Act of 1940, as amended, approved a Second Amended and Restated Investment Management Agreement by and between the Fund and BlackRock Advisors, LLC (the “Advisor”), effective as of August 1, 2026 (the “Amended Investment Management Agreement”). The Amended Investment Management Agreement reduces the management fee payable by the Fund to the Advisor from an annual rate of 1.75% of the Fund’s net assets determined monthly to an annual rate of 1.50% of the Fund’s net assets determined monthly. The Amended Investment Management Agreement does not reduce or modify the nature or level of services provided by the Advisor to the Fund. Accordingly, effective as of August 1, 2026, the management fee payable by the Fund will be the contractual management fee rate of 1.50% under the Amended Investment Management Agreement.

Investors should retain this supplement for future reference.

PROSAI-BPIF-0526SUP